Exhibit 99.1

For Immediate Release

RRSAT LAUNCHES NEW DIGITAL PLATFORM AS IT INTENSIFIES EFFORTS IN THE LATIN
 AMERICAN MARKET

MCPC Platform on the Hispasat 1E Satellite at 30° West Will Increase RRsat's Penetration to
Latin America for Delivering SD, HD, and 3D Content

RE'EM, Israel – April 7, 2011 – RRsat Global Communications Network, Ltd. (NASDAQ: RRST), a leading provider of comprehensive content management and global distribution services to the television and radio broadcasting industry, announced today the implementation of its new MCPC platform on Hispasat 1E satellite at 30° west.

The MCPC platform will cater specifically to Latin America, utilizing the downlink, uplink, space segment, and playout services from RRsat’s newest playout center in Hawley, Pennsylvania. RRsat will broadcast content in SD, HD, and 3D formats both to the tens of millions of viewers in Latin America capable of receiving digital television through Direct-to-Home broadcasting and to digital terrestrial television operators, DBS operators and cable headends. Additionally, RRsat will be able to distribute original Latin American content to other parts of the world through its global network.

The MCPC platform is the latest development in RRsat’s focus on providing content to Latin America.

“RRsat recognizes that Latin America is the next great frontier in content broadcasting,” said Lior Rival, VP Sales & Marketing at RRsat. “We have always given particular focus to this region, but now with our new platform and connection to Hispasat, we are able to increase these efforts, not only in providing content to Latin America, but also in distributing the wealth of Latin American content to other parts of the world.”

About RRsat Global Communications Network Ltd.

RRsat Global Communications Network Ltd. (NASDAQ: RRST) provides global, comprehensive, content management and distribution services to the rapidly expanding television and radio broadcasting industries. Through its proprietary “RRsat Global Network,” composed of satellite and terrestrial fiber optic transmission capacity and the public Internet, RRsat is able to offer high-quality and flexible global distribution services for content providers. RRsat's comprehensive content management services include producing and playing out TV content as well as providing satellite newsgathering services (SNG). RRsat concurrently provides these services to more than 590 television and radio channels, covering more than 150 countries. Visit the company's website www.RRsat.com for more information.

About Hispasat

HISPASAT is already the world's seventh largest company by revenue in the sector, it broadcasts and distributes more than 1,150 television and radio channels, including the contents of major Direct to Home (DTH) digital platform services, both in Europe and America . The Group is the leading technological and cultural bridge on both sides of the Atlantic.

Company Contact Information: Dr. Beth Erez, Sr. Advisor Tel: +972 8 861 0000 Email: marketing@RRsat.com	Public Relations Contact: Josh Kail, Vendeloo Tel: +1 718 522 9873 Email: josh@vendeloo.com

Safe Harbor Statement

This press release contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding (i) the growth of our business and the television and radio broadcasting industries, (ii) our expectation to expand our client base and sell additional services to our existing client base, (iii) our ability to successfully integrate the teleports we acquired, (iv) our ability to develop and commercialize the RRinternetTV service, (v) our expectation to extend the average length of our contracts in the future, (vi) our ability to develop, expand and commercialize our HD Platform, (vii) our ability to report future successes, (viii) our ability to expand our activity in the American market, and (ix) our intention to distribute dividends in the future and the size of any dividends declared. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the companies and the industry as of the date of this press release. The company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or to changes in its expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including the risks indicated in our filings with the Securities and Exchange Commission (SEC). For more details, please refer to our SEC filings and the amendments thereto, including our Annual Report on Form 20-F for the year ended December 31, 2010 and our Current Reports on Form 6-K.

Information in this press release concerning Hispasat  is based on information provided by Hispasat and has not been independently verified by RRsat.